UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): March 25, 2020

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	1-5231	36-2361282
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

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110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	MCD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐ for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.03.   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On March 25, 2020, McDonald's Corporation (the "Company") entered into a 364-Day Revolving Credit Agreement dated as of March 25, 2020 (the "Credit Agreement") with the various banks named therein, as lenders, and JPMorgan Chase Bank, N.A., as Administrative Agent, and with a term expiring on March 24, 2021. On March 25, 2020, the Company borrowed the full $1 billion committed amount available under the Credit Agreement. The proceeds may be used under the Credit Agreement for general corporate purposes.

The Company entered into and borrowed under the Credit Agreement as a precautionary measure to reinforce its cash position and provide financial flexibility in light of current uncertainty resulting from the COVID-19 pandemic. The Company also has available to it the full $3.5 billion commitment from lenders under its revolving credit agreement that was entered in December 2018 (the "2018 Credit Agreement") and remains unborrowed. The 2018 Credit Agreement has representations, covenants and events of default that are similar to the Credit Agreement and does not expire until December 4, 2024.

At the Company's option, borrowings under the Credit Agreement may be made in U.S. Dollars, or any other agreed-upon currency, and bear interest at a rate equal to either (a) a customary London interbank offered rate formula ("LIBOR") for such currency, plus a margin (based on the Company's public debt ratings) ranging from 0.875% to 1.00% per annum or (b) a customary base rate formula, plus a margin (based on the Company's public debt ratings), equal to 0.00%. Subject to certain conditions set forth in the Credit Agreement, the Company may borrow, prepay and reborrow amounts under the Credit Agreement at any time during the term of the Credit Agreement.

The Company is obligated to pay a facility fee equal to 0.375% per annum on the undrawn commitments of the lenders under the Credit Agreement. The fee is payable quarterly on the first business day of February, May, August and November.

The Credit Agreement contains customary representations and warranties and events of default (including applicable grace periods). Covenants cover insurance, taxes, financial statements, existence, compliance with laws, use of proceeds and notices of defaults. The Company has also agreed to secure equally and ratably its obligations under the Credit Agreement if notes issued under the Company's Senior Debt Securities Indenture, dated as of October 19, 1996, with U.S. Bank National Association (formerly, First Union National Bank), as trustee, are secured, or if any other obligation of the Company issued subsequent to the date of that Indenture are secured directly or indirectly pursuant to any other agreement of the Company in accordance with any provision of that agreement substantially the same as or having an effect substantially the same as the Indenture.

Certain lenders and/or their affiliates have provided and may continue to provide commercial banking, investment management and other services to the Company, its affiliates and employees, for which they receive customary fees and commissions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


McDONALD'S CORPORATION
(Registrant)


Date: March 26, 2020

By: /s/ Denise A. Horne
     _____

Denise A. Horne
Corporate Vice President, Associate General Counsel and Assistant Secretary